Contact

www.linkedin.com/in/psanjayreddy
(LinkedIn)
unlockvp.com/contact-us/
(Company)

Top Skills

Digital Media

Start-ups

Mergers

Languages

English (Native or Bilingual)

Hindi (Native or Bilingual)

Telegu (Limited Working)

Patents

Temporal Indices of the Web that
Associates Index Elements with
Metadata

Interactive Calendar of Scheduled
Web-Based Events and Temporal
Indices of the Web that Associates
Index Elements with Metadata

Interactive Calendar of Scheduled
Web-Based Events

Systems and Methods for
Generating Audible Reminders on
Mobile User Equipment

Sanjay Reddy

Partner at Unlock Venture Partners
Los Angeles Metropolitan Area

Summary

Expertise at the intersection of media, technology, and finance.
Experience in multiple verticals, including M&A banking on Wall
Street at Salomon Smith Barney, entertainment and digital media in
Hollywood at Gemstar-TV Guide (GMST), and technology in Silicon
Valley at Covad Communications (COVD). Successful in completing
the sale of the last three companies where I was an operator.
Experience with private startups (as a co-founder, investor, advisor,
operator) and mid-size to large public companies. Now building
Unlock Venture Partners, an early stage venture fund investing in
technology companies primarily based in Los Angeles and Seattle.

Specialties: ♦ Early Stage Investing ♦ Digital Media ♦ Mergers
& Acquisitions ♦ Strategy ♦ Business Development ♦ Video ♦
Corporate Development ♦ Turnarounds ♦ Venture Capital

Experience

Unlock Venture Partners
Partner
September 2017 - Present (4 years 9 months)
Greater Los Angeles Area

Unlock Venture Partners is a venture capital firm focused on early-stage
technology investments in Los Angeles and Seattle. At Unlock, we invest in
entrepreneurs that have deep conviction and unique insight on how best to
utilize data and AI to build world class companies.

Investments include Possible, Crowd Cow, Make.TV (acquired by LTN Global),
Downticket, Stackin', Chatititve (acquired by Mailchimp), Outer, Downstream
(acquired by Jungle Scout), Concreit, Fight Camp, Dolly (acquired by Updater),
Plunk, UNest, Mango Sciences, Fantasmo (acquired by Tier), Sensate, iLife,
Mandala Space Ventures, Seasalt.AI, Hola Cash, Continuum Space Systems,
DRESSX, Irreverent Labs, Gen.G and Vitrina AI. I am currently on the boards
of Sensate, Mango Sciences, Pixel Canvas, Rodado and Vitrina AI.

Past investments by the principals include Cheezburger Network, SoFi, JW Player, Sparq, Remitly (Tkr: RELY), Redfin (Tkr: RDFN), NetCracker Technologies, Rover (Tkr: ROVR), Jetlore, BuddyTV, Buuteeq, Klout and Minted.

Startups who'd like to talk to Unlock - please submit info at https://unlockvp.com/contact-us/

UCLA Anderson School of Management
Member Of The Board Of Advisors at Price Center for Entrepreneurship & Innovation at UCLA Anderson
2015 - Present (7 years)
Greater Los Angeles Area

Member of the Board of Advisors for the Price Center for Entrepreneurship & Innovation, a recognized leader in entrepreneurial education and research at the UCLA Anderson School of Management.

Cornell University
Advisory Council, Entrepreneurship@Cornell
January 2022 - Present (5 months)

The Entrepreneurship At Cornell Advisory Council supports a diverse, university-wide program that finds and fosters the entrepreneurial spirit in participants from across all twelve participating Cornell schools and colleges.

Private Investor
Angel Investor and Advisor
January 2000 - November 2017 (17 years 11 months)

Early stage investor in:
• NETCRACKER TECHNOLOGIES (acquired by NEC)
• KLOUT (acquired by Lithium Technologies; investors included KPCB, Microsoft and IVP; subsequently acquired by Vista Equity)
Uses social media analytics to rank its users according to online social influence via the "Klout Score"
• JW PLAYER (investors include Greycroft)
World's most popular open source video player
• OMNIVISION ENTERTAINMENT (formerly My Damn Channel; investors include Shea Ventures)

Multi-platform, 360° entertainment company that includes production, talent development and branded entertainment divisions, and an MCN network including O&O channels
• LIVE MATRIX (acquired by OVGuide)
Guide to the Live Web
• BUDDYTV (acquired by Vizio; investors included Madrona Ventures)
Source of TV show recaps, episode videos, exclusive spoilers, news, celeb photos, etc.
• RESISTOR PRODUCTIONS
Producer of Web based F2P game 'Clan Wars' and the iPhone application 'iGirl,' which reached the #2 rank worldwide in its second month, and has since been downloaded over 6 million times

Advisor to:
• CURRENT: V-Nova (data compression technology; world's first software library for MPEG-5 Part 2 (LCEVC) Standard)
• FORMER: BuddyTV, eat2eat, Pixsy, Bottlenose, Runt, Omnivision Entertainment, Signal Zero, TVersity, and Resistor Productions

Former Board Member:
• Signal Zero
• OVGuide
• BuddyTV
• Live Matrix

FOTV Media Networks
EVP
2016 - 2017 (1 year)
Greater Los Angeles Area

FOTV Media Networks, Inc. is made up of FilmOn TV Networks, CinemaNow, OVGuide and Hologram FOTV Productions.

Following FOTV's acquisition of OVGuide, I was an EVP at FOTV in addition to retaining my responsibilities as President of OVGuide.

OVGuide, Inc.
CEO
2012 - 2017 (5 years)
Greater Los Angeles Area

OVGuide was the most comprehensive online video guidance solution for discovering, via search or browse tools, and then consuming free high quality online videos, including TV shows, full-length movies, and clips from hundreds of sources. OVGuide.com receives millions of monthly unique visitors to 45+ million topic pages across over 20 categories.

While I was CEO, and then President, OVGuide:
• Developed and released FASEngine, a data tagging solution based on Natural Language Processing and Machine Learning algorithms
• Built a robust API that powered OVGuide and third party solutions on Web, mobile and OTT platforms while transitioning to a pure Cloud infrastructure
• Deployed a proprietary online video platform (OVP) to enable content ingestion, transcoding and streaming across OVGuide and third party applications; power 26 Roku AVOD movie channels, of which 15 were O&O, showing 10,000+ titles
• Released multiple apps which received millions of downloads on iOS, Android and Roku
• Was acquired by FOTV in March 2016

Live Matrix
CEO and co-founder
2008 - 2011 (3 years)

CEO and co-founder of Live Matrix - it is the guide to live and upcoming scheduled events on the web. Any event that has at least a start time and can be attended online qualifies to be indexed by Live Matrix e.g. audio and video webcasts, online chats, online sales and auctions, product launches, events in gaming and virtual worlds, etc.

• Live Matrix was awarded the "Most Promising Media Concept" by NBC's Peacock Equity when the site debuted at the TechCrunch Disrupt Conference in New York City, in May 2010
• Live Matrix was acquired by OVGuide, Inc. in December 2011

Gemstar-TV Guide
SVP, Business Development and Strategic Planning
2004 - 2008 (4 years)
Greater Los Angeles Area

Led Strategy, M&A and Business Development for Gemstar-TV Guide (Ticker: GMST), a company at the convergence of media and technology, with businesses spanning interactive guidance technology, cable television, publishing, mobile, and online.

• Led execution of successful public sale process of company, culminating in the acquisition of Gemstar-TV Guide by Macrovision in a $2.8 billion transaction; company was renamed Rovi Corporation (Ticker: ROVI, and now TIVO, following Rovi's merger with TiVo.)
• Contributed significantly to major company turnaround
• Developed and refined company strategy with CEO
• Identified and completed key strategic Internet and technology acquisitions and investments; led sale of SkyMall
• Developed company's international expansion strategy

MPC International
Principal
2002 - 2004 (2 years)
Greater Los Angeles Area and Hyderabad, India

Acquired Aikia, a division of a public company, to execute on outsourced animation and software development projects in India.

Covad Communications
VP, Corporate Development
2000 - 2001 (1 year)
Santa Clara, California

Covad Communications was a publicly traded independent DSL company (Ticker: COVD) based in Santa Clara, CA (it is now part of MegaPath).

In my capacity as a VP in the Corporate Development group, I:

• Conceived, structured, and negotiated transactions, including domestic and cross border (in Europe and Asia) acquisitions, minority investments, and strategic partnerships
• Worked directly with the Chairman on the company's financing alternatives with potential strategic investors; member of five-year financial planning committee
• Resolved several distressed channel partner situations involving reorganizations and asset purchases in bankruptcy; settled troubled accounts exceeding $20 million while preserving the network

Citi

VP, M&A Investment Banking
1997 - 2000 (3 years)
Greater New York City Area

As an investment banker at Salomon Smith Barney, which is now Citi (NYSE: C), I:

• Executed buy-side, sell-side, and defense advisory transactions
in the consumer, health care, industrial, media, power, technology,
telecommunications, and real estate industries
• Performed financial analysis, conducted due diligence, and drafted
documents in conjunction with equity and debt financings

Select transactions include advising Proffitt's on its $3.4 billion acquisition of
Saks, Inc., advising Le Groupe Videotron on an investment by the Carlyle
Group in Videotron Telecom (the largest private equity investment in Canadian
history at the time) and Young & Rubicam's $477 million IPO.

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Education

UCLA Anderson School of Management
MBA, Finance

Cornell University
Bachelor of Arts (B.A.), Economics

St. James' School (Kolkata)
ISC

St. Xavier's Collegiate School - Calcutta
ICSE